EXHIBIT 4.1

PROMISSORY NOTE

Principal Amount: $1,750,000	Issuance Date: July 7, 2021

FOR VALUE RECEIVED, Issuance Date: July 7, 2021 FOR VALUE RECEIVED, Recruiter.com Group, Inc., a Nevada corporation (“Maker”),

hereby promises to pay to the order of Parrut, Inc., a Delaware corporation (the “Holder”), in the manner hereinafter provided, the principal amount of ONE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($1,750,000.00) (the “Principal Amount”) together with interest on the outstanding Principal Amount from the date of issuance of this Note (the “Issuance Date”). Interest under this Promissory Note (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, this “Note”) shall accrue simple interest at the rate of 6% per annum (the “Interest Rate”). Interest shall be payable in arrears and calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. Accrued but unpaid interest shall be due and payable together with each payment of the Principal Amount set forth in this Note either as provided in Section 1(a) below, upon the occurrence of an Event of Default (as defined below), or upon any prepayment as set forth in Section 2 below.

1. Manner of Payment. All payments of principal and interest on this Note shall be made by wire transfer of immediately available funds to an account designated by the Holder in writing. If any payment of the Principal Amount or interest on this Note is due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by law to be closed for business.

(a) Payment Schedule. Maker shall make twenty-four (24) amortizing monthly payments to Holder on the dates and in the amounts, including the accrued interest due thereon, in accordance with the following schedule:

(b) Prepayment. Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding Principal Amount due under this Note, provided that each such prepayment is accompanied by accrued but unpaid interest on the Principal Amount prepaid calculated to the date of such prepayment. The Maker shall make a monthly payment of the interest accrued to date on or before the last day of the month that the Note is outstanding.

2. Events Of Default. The occurrence of any one or more of the following events shall constitute an event of default hereunder (“Event of Default”):

(a) If Maker shall fail to pay when due any payment of the Principal Amount, interest or other amount payable on this Note, provided that Maker has not cured such payment within fifteen (15) calendar days of written notice of non-payment from the Holder.

(b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or

(v) admit in writing its inability to pay its debts as they become due.

(c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of its properties; or

(iii) orders the liquidation of Maker.

(d) If Maker enters into any of the following: (i) any merger with or into, acquisition of the equity interests of, consolidation with, or other similar transaction; (ii) the sale, transfer, lease, license or other disposition of all or substantially all of its assets; or (iii) any transaction or series of related transactions pursuant to which any third party person or “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the total voting power of Maker’s then outstanding securities.

3. Remedies Upon Event of Default. Upon the occurrence of an Event of Default hereunder, the Holder, at its option, may: (i) declare the entire unpaid Principal Amount then outstanding and all unpaid accrued interest owing on this Note, due and payable immediately upon written notice to Maker; (ii) pursue any and all other remedies available to the Holder at law or equity; or (iii) pursue any combination of the above. Maker shall pay all reasonable costs and expenses incurred by or on behalf of the Holder in connection with the Holder’s exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys’ fees. Without limiting the foregoing, upon and during the occurrence of an Event of Default the Interest Rate applicable to the amount and payable to Holder hereunder shall accrue at the rate of 10% per annum.

4.
Miscellaneous.

4.1 Mutilated, Lost, Stolen or Destroyed Note. In case this Note shall be mutilated, lost, stolen or destroyed, Maker shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, a new Note of like tenor, but only upon receipt of evidence reasonably satisfactory to Maker of such loss, theft, or destruction of such Note and reasonable indemnity or bond, if requested, also reasonably satisfactory to Maker. The Holder shall pay the reasonable costs incurred by the Maker in carrying out its obligations under this Section 4.1.

4.2 Maximum Interest. Maker and the Holder intend to conform strictly to the applicable usury laws. In no event shall the Holder be entitled to interest exceeding the maximum rate permitted by law. If the Holder ever receives an amount designated as interest which would exceed the highest lawful rate, the amount which would be excessive interest shall be considered to be a reduction of principal and not a payment of interest.

4.3 Notices. All notices and other communications required or permitted by this Note shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid); (b) sent by facsimile or e-mail, or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses or email addresses (or to such other address as Maker or the Holder may designate by notice to the other):

If to the Holder:

Parrut, Inc. Address:
Email:
Attention: Christopher A. Johnson

If to Maker:

Recruiter.com Group, Inc. 100 Waugh Drive, Suite 300
Houston, Texas 77007 Email:
Attention: Evan Sohn

All notices and other communications shall be deemed have been duly given (as applicable): if delivered by hand, when delivered by hand; if delivered by overnight service, when delivered by nationally recognized overnight service; if delivered by courier, when delivered by courier; if sent via registered or certified mail, five (5) Business Days after being deposited in the mail, postage prepaid; or if delivered by email, when transmitted if transmitted without indication of delivery failure prior to 5:00 p.m. local time for the recipient (and if transmitted without indication of delivery failure after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent Business Day).

4.4 Entire Agreement. This Note supersedes all prior agreements, whether written or oral, between Maker and the Holder with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between Maker and the Holder with respect to its subject matter. All parties hereto have had the opportunity to review this Note with their counsel. This Note is the result of good faith, arms-length negotiations.

4.5 Modifications; Waiver. No provision of this Note may be amended, supplemented, waived or otherwise modified except by a written agreement mutually executed by Maker and the Holder. Neither any failure nor any delay by Maker or the Holder in exercising any right, power or privilege under this Note or any of the documents referred to in this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

4.6 Assignments, Successors and No Third Party Rights. Neither Maker nor the Holder may assign any of its rights or delegate any of its obligations under this Note without the prior written consent of the other. Any purported assignment without written consent of the other party shall be void and of no effect. This Note will apply to, be binding in all respects upon and inure to the sole benefit of the successors and permitted assigns of Maker and the Holder. Nothing expressed or referred to in this Note will be construed to give any person other than Maker and the Holder any legal or equitable right, remedy or claim under or with respect to any provision of this Note.

4.7 Severability. If any provision of this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.8 Governing Law; Consent to Jurisdiction. This Note shall be governed by, and construed in accordance with, the internal laws of the State of Nevada without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive venue and jurisdiction of the state or federal courts located in New York County, New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Note and the transactions contemplated hereby, and agrees that such venue and jurisdiction are appropriate and convenient for the parties. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Note. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

4.9 Time of Essence. With regard to all dates and time periods set forth or referred to in this Note, time is of the essence.

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

Recruiter.com Group, Inc. By: Name: Evan H. Sohn Title: Chief Executive Officer